Exhibit 99.1
CHINA FINANCE ONLINE RAISES FULL YEAR 2008 GUIDANCE AND
REPORTS THIRD QUARTER 2007 UNAUDITED FINANCIAL RESULTS
2008 Net Revenues Guidance: $50 million to $60 Million
2008 Non-GAAP Net Income Guidance: $22 Million to $28 Million
Q3 2007 Net Revenues Up 321% Y-o-Y; Net Income Up 241% Y-o-Y
(Beijing, China, November 21, 2007) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today raised guidance on its full year 2008 financial results and announced its unaudited financial results for the third quarter ended September 30, 2007:
Full Year 2008 Guidance Highlights
*	The Company raises its projected net revenues for 2008 to be between $50 million and $60 million, compared to the previous guidance of $45 million to $51 million.

*	The Company also raises its projected adjusted earnings(non-GAAP), defined as net income excluding share-based compensation expenses, for 2008 from the previous guidance of $19 million to $23 million to the range of $22 million to $28 million or $1 to $1.27 per fully diluted ADS based on an estimated 22 million total ADSs outstanding.
Q3 2007 Highlights
*	Due to strong growth in prepaid subscription service fees, deferred revenue on the balance sheet at the end of Q3 2007 reached the Company’s record high of $18.84 million, up 563% compared to the end of Q3 2006 and up 31% compared to the end of Q2 2007. Deferred revenue represents upfront service fees made by customers for subscription services that have not been rendered as at September 30, 2007.

*	Net revenues of $7.30 million for Q3 2007, meeting the company’s previously raised guidance of between $7.1 million and $7.5 million, increased by 321% as compared to the same quarter last year and 28% as compared to Q2 2007.

*	Net income of $1.90 million for Q3 2007, compared to net income of $557,000 for Q3 2006, a 241% increase, and net income of $1.56 million for Q2 2007, a 22% increase. Both basic and diluted net income per share were $0.02, and basic and diluted net income per ADS were $0.10 and $0.08 for Q3 2007, respectively.

*	Non-GAAP net income, excluding stock-based compensation expenses of $1.08 million, was $2.98 million for Q3 2007, almost reaching the high end of the company’s guidance of between $2.6 million and $3.0 million, up 249% year-on-year and 38% quarter-on-quarter. Both non-GAAP basic and diluted net income per share were $0.03, and non-GAAP basic and diluted net income per ADS were $0.16 and $0.13 for Q3 2007, respectively.

*	Registered user accounts of jrj.com and stockstar.com grew to 8.1 million, an increase of 0.8 million from the previous quarter. Fee-based active individual subscribers grew to 45,500, an increase of 22% from the previous quarter.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and “Reconciliations from operating profit to EBITDA and adjusted EBITDA”.
Q3 2007 Financial Results
Due to strong growth in sales of subscription packages as a result of enhancement in telemarketing capabilities as well as favourable stock market conditions, deferred revenue at the end of the third quarter of 2007, which represents prepaid service fees made by customers for subscription services that have not been rendered as at September 30, 2007, reached the Company’s historical high of $18.84 million, with current deferred revenue of $16.06 million and non-current deferred revenue of $2.78 million. The Company started to provide subscription services for a service period longer than one year in 2007, and therefore the Company had non-current deferred revenue at September 30, 2007.
During the third quarter of 2007, China Finance Online reported net revenues of $7.30 million, compared to $1.73 million for the same period in 2006, and $5.72 million for the second quarter of 2007. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from subscription service fees paid by individual customers were $6.16 million in the third quarter of 2007, representing 84% of net revenues for the quarter. Revenues from mobile value added services (referred to as “wireless related services” in the previous three quarters), provided by Stockstar which was acquired in October 2006, were $335,000, representing 5% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers, a service line provided by Genius which was acquired in September 2006, were $216,000 in the third quarter of 2007, representing 3% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $504,000, representing 7% of net revenues for the quarter. Other revenues were $85,000, representing 1% of net revenues for the quarter.
Gross profit for the quarter was $6.11 million, compared to $1.41 million for the same period in 2006 and $4.64 million for the second quarter of 2007. Gross margin of 84% in the third quarter increased from 82% in the same period of 2006 and 81% in the second quarter of 2007. Cost of revenues for the third quarter of 2007 included website maintenance and development expenses of $634,000, which consists of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Since advertising-related services, which represent 7% of net revenues of the third quarter of 2007, are not a sizable business of the Company, website maintenance and development expenses do not have direct relationship with net revenues recognized in the third quarter of 2007. Excluding website maintenance and development expenses of $634,000, the gross margin for the third quarter of 2007 would have been 92%.
Operating expenses for the third quarter totalled $4.67 million, an increase of 301% from $1.16 million reported for the same period in 2006, and an increase of 30% from $3.59 million from the previous quarter. The increase from the same quarter in 2006 is primarily due to expansion in operating scale, including headcount, number of operation locations, etc, associated with the acquisitions of Stockstar and Shenzhen Genius. The increase from Q2 2007 is primarily due to the increase in stock-based compensation expenses, most of which was due to the grant of the performance-based restricted stock awards in July 2007, and the increase in compensation expenses of the sales team as a result of increased headcount and improved performance in the third quarter of 2007. Operating expenses for the third quarter of 2007 included $1.08 million of stock-based compensation.
●	General and administrative expenses for the quarter were $2.17 million, compared to $692,000 for the same period in 2006 and $1.79 million from the previous quarter. The increase from Q3 2006 is primarily due to expansion in operating scale associated with the acquisitions of Stockstar and Shenzhen Genius; the increase from Q2 2007 is primarily due to the increase in stock-based compensation expenses, most of which was due to the compensation expenses related to the performance-based restricted stock awards granted this quarter. General and administrative expenses for the third quarter included $1.01 million in stock-based compensation, compared to $540,000 in the previous quarter. Excluding the impact of the stock-based compensation expenses, general and administrative expenses totalled $1.16 million, down from $1.25 million in the previous quarter.

●	Sales and marketing expenses for the third quarter were $1.89 million, compared to $327,000 for the same period in 2006 and $1.36 million from the previous quarter. This increase is largely due to the compensation expenses as a result of increased sales force, including those with the acquired companies. Sales and marketing expenses for the third quarter of 2007 also included $37,000 in stock-based compensation, compared to $32,000 in the second quarter.

●	Product development expenses for the third quarter were $614,000, compared to $145,000 for the same period in 2006 and $443,000 from the previous quarter, which is primarily due to increases in employee compensation as a result of increased headcounts, including those with the acquired companies. Product development expenses for the quarter also included stock-based compensation of $39,000, compared to $25,000 in the previous quarter.
As a result of the foregoing, income from operations for the third quarter of 2007 was $1.44 million, compared to $247,000 for the same quarter in 2006 and $1.05 million for the second quarter of 2007. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $1.08 million, was $2.52 million for the quarter, compared to $543,000 for the same quarter in 2006 and $1.65 million for the second quarter of 2007.
Net income for the third quarter of 2007 was $1.90 million, up 241% from $557,000 for the same quarter in 2006 and up 22% from $1.56 million for the previous quarter.
Non-GAAP net income, which excludes the stock-based compensation expenses of $1.08 million, was $2.98 million for the quarter, almost reaching the high end of the company’s guidance of between $2.6 million and $3.0 million.
As part of the net income for the third quarter, the Company recorded a net exchange gain of $41,000 due to the recent change in the exchange rates between U.S. dollar and RMB.
Net income margin for the third quarter of 2007 was 26%, compared to 32% for the same period in 2006 and 27% for the second quarter of 2007. Excluding the stock-based compensation expenses of $1.08 million, non-GAAP net income margin for the third quarter of 2007 would have been 41%, compared to 49% for the same period in 2006 and 38% for the second quarter of 2007. Total income tax benefit for the quarter was $176,000, compared to income tax provision of $18,000 for the same period in 2006 and income tax benefit of $150,000 for the previous quarter.
Balance of cash and cash equivalents was approximately $64.08 million at the end of the third quarter of 2007, including cash denominated in RMB equivalent to $ 52.39 million and foreign currency equivalent to $11.69 million.
Operating cash inflow during the third quarter of 2007 was $14.53 million, among which, cash inflow from subscription services provided to individual customers was $11.06 million. Net operating cash flows for the third quarter of 2007 were $6.33 million.
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses, were $2.78 million for the third quarter of 2007.
Q3 2007 Operating Results

As of September 30, 2007, the Company has 8.1 million registered user accounts of jrj.com and stockstar.com, compared to 7.3 million in the previous quarter, an increase of 0.8 million quarter-on-quarter.
Fee-based active individual subscribers as of September 30, 2007 grew to 45,500, compared to 37,400 in the previous quarter, an increase of 22% from the previous quarter.
Business Developments
Since our last earnings announcement on August 15, 2007, the Company has made significant development in such key areas as product development, website functionalities, telemarketing capabilities, acquisitions, and strategic partnership.
1. Product Development: Fund Guru
During the quarter, we made significant progress on Fund Guru, a series of subscription-based analytical tools designed to help investors in China make better decisions in mutual fund selections. Fund Guru will be officially launched in the fourth quarter of 2007.
With the successful development of Fund Guru, we are ready to capitalize on the increasing needs of retail investors on financial information and analytics on new financial products in addition to stocks, thereby creating more revenue sources.
2. Website functionalities/Registered User Base
During the quarter, we made significant progress in developing interactive communities for retail investors in China. Jrj.com launched “istock” and “ifund”, interactive communities that target stock investors and mutual fund investors respectively. Stockstar.com launched “stock bar”, an interactive community for stock investors.
Both jrj.com and stockstar.com also launched Hong Kong stock channels to better serve mainland Chinese investors’ increasing interest in Hong Kong stocks.
We believe that the above efforts will enhance our service capabilities to retail investors in China so that we could maintain a steady increase of our registered user accounts of our websites, which, in turn, are expected to drive the growth of our core subscription business and create more opportunities to generate new revenue sources.
3. Expansion of Telemarketing Call Centers

Telemarketing plays an instrumental role in the conversion from free registered users to fee-based customers. The Company is in the process of setting up new call centers to hire 500 additional telemarketers by the middle of 2008 to further expand its telemarketing team from 260 telemarketers as of September 30, 2007 to 760 telemarketers.
Telemarketers are primarily compensated through commissions with low fixed salary. At their full capacity, new call centers with 500 telemarketers will add fixed operating expenses, including salary, benefits, depreciation and office rental expenses, of approximately $2 million per year. Our guidance on 2008 financial performance has already reflected the expenses of the new call centers.
4. Acquisitions of Hong Kong-based Securities Brokerage Firm
On September 7th, the Company entered into definite agreement to acquire 85% of the equity of Daily Growth Investment Company Limited (“Daily Growth”), a Hong Kong-based brokerage firm, for approximately $3 million, and the deal allows the Company to purchase the remaining portion within the next 5 years. On November 13th, 2007, the Company received approval from the Securities and Futures Commission of Hong Kong to become a substantial shareholder of Daily Growth, and expects to close the transaction by the middle of December 2007.
By acquiring and fully integrating Daily Growth with our existing resources, particularly the vast user base of our premium websites jrj.com and stockstar.com, our goal in the long run is to capitalize on our website users’ growing interest in investing in Hong Kong-listed securities by providing a diversified portfolio of brokerage and informational services, thereby increasing the monetization rate of our website user base and enhancing our shareholder value.
5. Strategic Alliance with China Center for Financial Research (“CCFR”) of Tsinghua University
Also in this quarter, the Company formed strategic alliance with CCFR of Tsinghua University, one of the most reputable universities in China. The Company will receive exclusive technical advice and support from CCFR on development of financial database and analytics, and work with CCFR on other areas such as product development and investor education.
The strategic alliance with CCFR will strengthen our leading position in providing financial information, data and analytics in China by improving the quality of our database and enhancing brand equity of our websites and service lines.
Outlook for Fourth Quarter 2007 and Full Year 2008

The Company currently expects to generate net revenues in an amount ranging from $8.2 million to $9 million for the fourth quarter of 2007, representing a 225% to 257% increase from the corresponding period in 2006. The Company will provide its guidance on Q4 2007 adjusted earnings (non-GAAP), defined as net income excluding share-based compensation expenses, in January 2008.
Backed by record deferred revenue and operating cash flows, strong product pipeline, steadily increasing registered user base and continuous enhancement in telemarketing capabilities, the Company now raises its projected net revenues for 2008 to a range from $50 million to $60 million, compared to the previous guidance of $45 million to $51 million. Accordingly, the Company also raises its projected adjusted earnings for 2008 from the previous guidance of $19 million to $23 million to the range of $22 million to $28 million or $1 to $1.27 per fully diluted ADS based on an estimated 22 million total ADS outstanding.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market could cause the actual results to differ materially from those contained in the above guidance.
Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Time on November 20, 2007 (or 9:00AM November 21, 2007 in the Beijing/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 8105.
A replay of the conference call will be available from approximately 9:00PM Eastern Time on November 20, 2007 (or 10:00AM November 21, 2007 in the Beijing/HK time zone) to 9:00PM Eastern Time on November 27, 2007 (or 10:00AM November 28, 2007 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 413403.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share, and EBITDA, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sep. 30 ,2007	Dec. 31 ,2006

Assets
Current assets:
Cash and cash equivalents	$64,082	$44,955
RMB account	52,389	32,798
Foreign currency account	11,693	12,157
Accounts receivable, net	1,134	478
Prepaid expenses and other current assets	3,766	928
Deferred tax assets, current	713	170

Total current assets	69,695	$46,531
Cost method investment	12,607	12,607
Property and equipment, net	3,660	1,698
Acquired intangible assets, net	1,908	2,045
Rental deposits	116	86
Goodwill	8,606	8,152
Deferred tax assets, non-current	3	—

Total assets	$96,595	$71,119

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	$16,065	$6,419
Accrued expenses and other current liabilities	4,751	2,096
Deferred tax liability, current	4	—
Income taxes payable	6	5

Total current liabilities	$20,826	$8,520
Deferred tax liability, non-current	283	146
Deferred revenue, non-current	2,778	—

Total liabilities	$23,887	$8,666
Shareholders’ equity
Ordinary shares	$14	$13
Additional paid in capital	56,900	65,757
Treasury shares	(184)	(13,200)
Retained earnings	12,488	8,249
Accumulated other comprehensive income	3,490	1,634

Total shareholders’ equity	$72,708	$62,453

Total liabilities and shareholders’ equity	$96,595	$71,119

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Sep. 30,2007	Jun. 30,2007	Sep. 30,2006

Net revenues	7,303	5,723	1,733
Cost of revenues (includes share-based compensation expenses of $0,$0 and $24, respectively)	(1,192)	(1,079)	(322)

Gross profit	6,111	4,644	1,411
Operating expenses
General and administrative (includes share-based compensation expenses of $1,005,$540 and $221, respectively)	(2,169)	(1,789)	(692)
Sales and marketing (includes share-based compensation expenses of $37,$32 and $23, respectively)	(1,887)	(1,360)	(327)
Product development (includes share-based compensation expenses of $39,$25 and $28, respectively)	(614)	(443)	(145)

Total operating expenses	(4,670)	(3,592)	(1,164)
Income from operations	1,441	1,052	247
Interest income	243	253	272
Other income, net	1	6	—
Exchange gain (net)	41	101	56

Income before income tax benefit (provision)	1,726	1,412	575
Income tax benefit (provision)	176	150	(18)
Net income	$1,902	$1,562	$557

Net income per share
Basic and diluted	$0.02	$0.02	$0.01

Net income per ADS
Basic	$0.10	$0.08	$0.03
Diluted	$0.08	$0.08	$0.03

Weighted average ordinary shares
Basic	94,746,984	95,676,903	93,666,903
Diluted	112,667,599	101,914,801	101,904,969

Weighed average ADSs
Basic	18,949,397	19,135,381	18,733,381
Diluted	22,533,520	20,382,960	20,380,994

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Sep. 30,2007	Jun. 30,2007	Sep. 30,2006
Cash flows from operating activities:
Net income	$1,902	$1,562	$557
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	1,081	597	296
Depreciation and amortization	254	219	65
Deferred taxes	(146)	(165)	18
Changes in assets and liabilities:
Accounts receivable	92	(382)	(31)
Prepaid expenses and other current assets	(2,546)	641	(7,387)
Rental deposits	(29)	(1)	8
Deferred revenue	4,195	3,290	565
Accrued expenses and other current liabilities	1,559	642	(55)
Income taxes payable	(33)	15	(34)
Net cash provided by operating activities	6,329	6,418	(5,998)
Cash flows from investing activities:
Acquisition of businesses	—	—	(1,004)
Purchase of property and equipment	(648)	(943)	(304)
Net cash used in investing activities	(648)	(943)	(1,308)
Cash flows from financing activities:
Proceeds from stock options exercised by employees	1,199	250	7
Proceeds from exercise of options granted to non-employee	214	192	—
Net cash provided by financing activities	1,413	442	7
Effect of exchange rate changes	836	735	366
Net increase (decrease) in cash and cash equivalents	7,930	6,652	(6,933)
Cash and cash equivalents, beginning of quarter	56,152	49,500	48,557
Cash and cash equivalents, end of quarter	64,082	56,152	41,624

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended Sep. 30, 2007
	Reported	Adjustment		Adjusted
	US GAAP			Non-GAAP
Net revenues	$7,303	—		$7,303
Cost of revenues	(1,192)	—		(1,192)
Gross profit	6,111			6,111

Operating expenses
General and administrative	(2,169)	1,005	(a)	(1,164)
Sales and marketing	(1,887)	37	(a)	(1,850)
Product development	(614)	39	(a)	(575)
Total operating expenses	(4,670)	1,081		(3,589)
Income from operations	1,441	1,081		2,522
Interest income	243	—		243
other income, net	1	—		1
Exchange gain, net	41	—		41

Income before income tax benefit	1,726	1,081		2,807
Income tax benefit	176	—		176

Net income	$1,902	$1,081		$2,983

Net income per share
Basic and diluted	0.02	0.01		0.03

Net income per ADS
Basic	0.10	0.06		0.16
Diluted	0.08	0.05		0.13

Weighted average ordinary shares
Basic	94,746,984	94,746,984		94,746,984
Diluted	112,667,599	112,667,599		112,667,599

Weighed average ADSs
Basic	18,949,397	18,949,397		18,949,397
Diluted	22,533,520	22,533,520		22,533,520

(a)	Exclude share-based compensation expense of $1.08 million recorded under SFAS 123R.

Non-GAAP Measures

	Three months ended Sep. 30, 2007			Three months ended Jun. 30, 2007			Three months ended Sep. 30, 2006
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
		(a)			(a)			(a)
Income from operation	1,441	1,081	2,522	1,052	597	1,649	247	296	543

	Three months ended Sep. 30, 2007			Three months ended Jun. 30, 2007			Three months ended Sep. 30, 2006
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
		(a)			(a)			(a)
Net income	1,902	1,081	2,983	1,562	597	2,159	557	296	853

(a)	The adjustment is for share-based compensation expense primarily under SFAS 123R.
Reconciliations from operating profit to EBITDA and adjusted EBITDA

	Three months ended Sep. 30, 2007	Three months ended Jun. 30, 2007	Three months ended Sep. 30, 2006
	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)
Income from operation	1,441	1,052	247
Add back: Depreciation	180	146	65
Amortization of intangibles and others	74	73	—
EBITDA	1,695	1,271	312
Add back: share-based compensation	1,081	597	296
Adjusted EBITDA	2,776	1,868	608